September 1, 2004

Michele M. Anderson

Special Counsel–Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:	Eagle Supply Group, Inc.

Schedule 14D-9 filed on August 16, 2004

File No.: 5-56045

Dear Ms. Anderson:

This letter is being provided on behalf of Eagle Supply Group, Inc., a Delaware corporation (the “Company”), in response to the August 27, 2004 comment letter (the “Comment Letter”) of the staff to the Company with respect to the above-referenced filing. All capitalized terms used but not otherwise defined in this letter have the meanings ascribed to them in the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on August 16, 2004 (the “Schedule 14D-9”).

Set forth below in bold are the comments from the Comment Letter followed in each case by the Company’s response. The Company is filing Amendment No. 1 to the Schedule 14D-9 (the “Amendment”) concurrently herewith.

Past Contacts, Transactions. Negotiations and Agreements, page-3

1.	We note that TDA Industries, Inc., and Mr. Helzer each filed amended Schedule 13Ds to report certain changes in the information presented, including the terms of the Securities Purchase and Tender Agreement. However, it appears that Mr. Andrews and other unidentified stockholders of the Company who are parties to the Securities Purchase and Tender Agreement have not filed beneficial ownership reports pursuant to Section 13(d) of the Exchange Act. While the staff recognizes that counsel for the Company does not represent the shareholders who entered into the agreement, please explain to us why Mr. Andrews and the other shareholders have not filed a Schedule 13D as it appears that they formed a “group” with TDA Industries, Inc., and Mr. Helzer under Rule 13d-5(b)(1). Alternatively, please advise the security holders of this comment and have them or their counsel contact us at the telephone number listed at the end of this letter.

Michele M. Anderson

Special Counsel – Office of Mergers and Acquisitions

September 1, 2004

Please be advised that the only parties to the Securities Purchase and Tender Agreement (the “Tender Agreement”) were TDA Industries, Inc., James E. Helzer, and Steven R. Andrews. There were no unidentified stockholders who are parties to the Tender Agreement. We have discussed your comments with Mr. Andrews, and he has advised us that he will file a Schedule 13D in response to the staff’s comment.

2.	Provide a summary of the material terms of any employment or compensation agreements between Gulfside and the executive officers of the Company, if any.

There are no employment or compensation agreements between the Bidders and any executive officer of the Company. Accordingly, no revision to the Schedule 14D-9 has been made in response to the staff’s comment.

3.	The Solicitation or Recommendation

Background of the Transaction, page 6

Provide the basis for the statement that Gulfside’s proposal “appeared to be the preferred bid.” In this regard, disclose whether the three finalists other than Gulfside submitted final bid proposals after conducting due diligence of the Company. If so, revise to describe how their offers differed from Gulfside’s offer of $2.26 per share.

We assume the staff’s comment references the disclosure set forth in the second paragraph on page 8 relating to the June 18, 2004 meeting of the Special Committee (the “Special Committee”) of the board of directors of the Company.

This will confirm our discussion yesterday during which I informed you that the Company did not receive a bid for the Shares which exceeded the $2.26 per Share offered by Parent or the subsequently revised offer of $2.20 per Share.

The Schedule 14D-9 has been revised to reflect the foregoing. See paragraph (a) and (b) of Item 4.

Reasons for the Recommendation of the Special Committee and the Board, page 10

4.	Please expand the factors to explain how they support the decision to approve the transaction. Vague statements of topics, such as “the historical, current and prospective financial condition, results of operations, business and prospects of the Company” in factor (3), are not sufficient. Instead, briefly explain what the special committee analyzed in relation to the Company’s financial condition, its prospects, etc., and how this information contributed to the special committee’s decision to recommend the offer. Please note the following additional examples:

•	revise factor (1) to specify the terms and conditions that the special committee considered and what it concluded about those provisions of the offer;

Michele M. Anderson

Special Counsel – Office of Mergers and Acquisitions

September 1, 2004

•	expand factor (6) to describe all of the strategic alternatives and business opportunities considered and the reasons for their rejection, including the specific risks and prospects associated with each of them; and

•	revise factor (12) to disclose the specific historical trading prices considered.

The requested revisions have been made. See paragraphs (c) through (f) of Item 4.

Please note that the factors set forth under the subheading “(c) Reasons for the Recommendation of the Special Committee and the Board” identify the more significant factors considered by the Special Committee in making its recommendation that the Offer and the Merger Agreement be approved by the Board of Directors. The manner in which these factors were considered by the Special Committee in reaching its conclusions are described in the paragraphs which follow this listing of factors.

With respect to factor (1) on page 10, one of the factors that the Special Committee considered was the Offer and the Merger Agreement on an overall basis. Many of the more specific considerations given to the Offer and Merger Agreement are those which are described in further detail in the factors which follow it. Some of the more significant aspects of the Offer and Merger Agreement considered by the Special Committee were that the price was fair (factors 5, 7, 8, 12, and 15), that the Offer was fully financed (factor 14), that the structure of the transaction provided for the payment of the Offer Price in a short time frame (factor 13), the Minimum Condition (factor 14), and the ability of the Company to consider a Superior Proposal if one should present itself (factor 11).

We have revised factor (1) to further clarify how the terms of the Offer and the Merger Agreement were considered. See paragraph (c) of Item 4.

We have revised factor (3) to describe in greater detail how the Special Committee considered the historical, current and prospective financial condition, results of operations, business and prospects of the Company. See paragraph (d) of Item 4.

We have revised factor (6) to describe in greater detail the strategic alternatives and business opportunities considered by the Special Committee. See paragraph (e) of Item 4.

With respect to factor (12), when considering the historical trading prices of the Shares, the Special Committee determined an analysis of specific high and low prices for the Shares during specific periods of time was not necessarily indicative of the value of the Shares because of the temporary sharp upward and downward movements in price due to

Michele M. Anderson

Special Counsel – Office of Mergers and Acquisitions

September 1, 2004

the relatively small volume of trades in the Shares. Alternatively, the Special Committee considered the low, high and average closing prices for the Company’s Shares over varying periods of time ending on July 27, 2004. In particular, the Special Committee noted that the 30-trading day average closing price was $2.13, the 60-trading trading day average closing price was $2.14, and the 90-trading day average closing price was $2.12 on that date. The Special Committee did recognize that the one-year trading day average closing price was $2.21, but that such price was not indicative of likely market prices for the Shares in the near term due to its analysis of the Company’s future prospects described above.

We have revised factor (12) to include disclosure of this analysis. See paragraph (f) of Item 4.

5.	Quantify the discount or range of discounts that the offer price represents when compared to the higher market prices for the company’s common stock during the three month, six month and one year periods before you announced the acquisition. Disclose whether or not the special committee considered these discounts in making its recommendation. If so, indicate how the discount impacted its recommendation, particularly in light of management’s decision to consider a sale of the Company one year ago because, among other things, the market price did not “adequately reflect the value of the shares.”

As indicated in our response to the staff’s Comment No. 4 above relating to factor (12), the Special Committee did not review static high and low prices for the Shares over any specific periods of time prior to the announcement of the transaction. Because of the low trading volume, the Shares periodically experienced temporary upward and downward market spikes in price which the Special Committee did not view as indicative of the value of the Shares. Rather, the Special Committee reviewed average closing trading prices over various periods of time. The Special Committee believed that the use of average closing prices smoothes out any inconsistent price spikes and provides a more accurate indicator of the market’s valuation of the Shares.

The staff also asked how the analysis of the Offer Price and the recommendation by the Special Committee was impacted, in light of management’s decision to consider a sale of the Company one year ago because, among other things, the market price did not “adequately reflect the value of the shares.”

The statement referenced in the staff’s comment relates to the Form 8-K filed by the Company on August 11, 2003. In that Form 8-K, management indicated if the “market price and liquidity for our common stock does not increase in value to reflect what we believe adequately reflects the value of our Company or if the Company receives a purchase offer which we believe adequately reflects the value of the Company, we will consider a sale of the Company to either a financial or strategic buyer in order to realize

Michele M. Anderson

Special Counsel – Office of Mergers and Acquisitions

September 1, 2004

that value.” On August 11, 2003, the closing price of the Company’s Shares was $1.50 per share. As of the time that the Offer and Merger Agreement were being considered by the Company, the Special Committee did not believe that either the liquidity or the market price for the Shares reflected the value of the Company.

Because the revisions made to factor (12) in response to Comment No. 4 above addresses the same concerns raised in this Comment No. 5, we are making no further revisions in response to this comment.

Opinion of the Company’s Financial Advisor, page 12

6.	What consideration has been given to describing the analyses and conclusions of the financial advisor in more detail, particularly in light of recent case law? We note that the opinion is a material factor considered by the special committee in its recommendation and it may be helpful for investors to consider the analysis in more detail.

Prior to the original filing of the Schedule 14D-9, and again in response to the staff’s comments, the Special Committee, Morgan Joseph and their respective counsel carefully considered whether any additional description of the analysis undertaken by Morgan Joseph in rendering its fairness opinion should be included in the Schedule 14D-9 and concluded that such analysis is not necessary to describe the factors considered by the Special Committee. These parties believe that all material factors considered by the Special Committee have been described in sufficient detail in the Schedule 14D-9, as amended by the Amendment.

7.	We note that a significant portion of the advisor’s fee is contingent upon the consummation of the transaction. Discuss how the contingent fee impacted the Special Committee’s decision to rely on the advisor’s opinion in making its recommendation, if at all.

The Special Committee did understand and consider that the advisor’s fee was contingent upon consummation of the transaction. Under the terms of the engagement, the financial advisor receives more compensation for obtaining a higher transaction price for the Company upon its sale. Further, the financial advisor receives its compensation (other than payments made for rendering the fairness opinion) only if a transaction is consummated, and the Company is not obligated to accept any transaction. Because of the incentives given to the financial advisor and the fact that no contingent fee is payable in the absence of the consummation of a transaction, which is in the sole discretion of the Company, the Special Committee believes that such benefits and protections offset any perceived conflicts from any contingent payments. Since this issue was not a material consideration of the Special Committee, no revisions have been made in the Schedule 14D-9 in response to this comment.

Michele M. Anderson

Special Counsel – Office of Mergers and Acquisitions

September 1, 2004

Annex B

8.	Please revise your disclaimers of responsibility for information contained in your document that has been furnished by the Purchaser, Parent or Parent’s Designees on pages B-1 and B-3. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy.

The requested revisions have been made. See paragraphs (a) and (b) of Item 8 to the Schedule 14D-9.

Board of Director and Committee Meeting, page B-6

9.	Please revise to provide all of the disclosures required by Item 7 of Schedule 14A, including the following:

•	indicate why the board believes it is appropriate for the Company not to have a nominating committee or committee performing similar functions (Item 7(d)(2)(i));

•	include the information about the Company’s director nomination process (Item 7(d)(2)(ii)); and

•	address whether or not the board provides a process for security holders to send communications to the board (Item 7(h)).

Because the Company is a “Controlled Company” as defined by NASD Rule 4350(c)(5), the Company is exempt from the requirements of NASD Rule 4350(c)(4) requiring director nominations to be made by a committee of independent directors or a majority of independent directors in an action taken by the full board of directors. Accordingly, the Company does not have a nominating committee. The full board of directors performs the functions of the nominating committee, and no minimum requirements or procedures have been prescribed for the nomination of persons to serve on the board of directors. This has been disclosed in the last full paragraph on page B-6 of the Information Statement dated August 16, 2004. Accordingly, no revisions have been made in response to the first two bullet points of the staff’s comments.

The revisions requested by the staff in the third bullet point of this comment have been made. See paragraph (c) of Item 8 to the Schedule 14D-9.

The Company believes that the information provided in the Amendment being filed concurrently herewith does not materially change the information that has already been provided

Michele M. Anderson

Special Counsel – Office of Mergers and Acquisitions

September 1, 2004

to the Company’s stockholders and, as a result, we believe that the filing of an amendment to the Schedule 14D-9 will satisfy the requirements of Rule 14d-9(c)(3).

If you have any questions or comments concerning the foregoing, please contact me at (813) 229-4219 or Mark A. Danzi at (813) 229-4236.

Very truly yours,

/s/ RICHARD A. DENMON
Richard A. Denmon

RAD/cbb
Cc:	Douglas P. Fields
Frederick M. Friedman
Mark A. Danzi, Esq.